The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 2000, amounts have been reclassified to reflect a decrease in paid-in capital of $1,414,630. Accumulated net investment loss was decreased by the same amount. Net assets of the Fund were unaffected by the reclassifications.